FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 15, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

 CELLCOM ISRAEL LTD. ANNOUNCES HOT GROUP TO JOIN IBC

NETANYA, Israel, September 15, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that it, together with the Israel Infrastructure Fund, or IIF, entered into an investment transaction with Hot Telecommunication Systems Ltd., (together with its affiliates "Hot") in IBC Israel Broadband (2013) Ltd., or IBC, composed of several agreements, or the Transaction. In addition to standard and customary conditions, the Transaction includes an undertaking to substantially increase the deployment of IBC's fiber-optic network over the next few years and the following:

Investment Agreements – Entered between the partnership through which the Company and IIF, hold 70% of IBC's share capital, or the IBC Partnership, and Hot.  Under the Investment Agreements, Hot shall become an equal partner in the IBC Partnership, and hold indirectly 23.3% of IBC’s share capital, by making an investment substantially equal to the investment made by each of the Company and IIF until the closing date of the Transaction. Further, the Investment Agreements include certain additional governance rights and dead lock mechanisms.

IRU Agreement – Entered between IBC and Hot, under which Hot undertakes to purchase an indefeasible right, or IRU, to use IBC's fiber-optic network.

Services Agreement – Entered between IBC and Hot, under which IBC undertakes to purchase certain services from Hot and may purchase additional services.

IBC also undertakes to continue to purchase from the Company certain services supplied to it by the Company prior to the closing date.

The completion of the Transaction is subject to regulatory change and required approvals, including regulatory and third party approvals. The Company cannot guarantee such change will be made and approvals will be granted.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 4 – Information on the Company – B. Business Overview – Networks and Infrastructure – Fixed-line Segment – Investment in IBC and sale of fiber-optic infrastructure to IBC".

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential Transaction and execution thereof, are subject to uncertainties and assumptions about the required change of current regulation and receipt of the necessary approvals. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.734 million cellular subscribers (as at June 30, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	For September 15, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary